

Mail Stop 3030

November 24, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Mr. Harold D. Castle
Chief Financial Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

> RE: **The LGL Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed May 20, 2009**
> **File No. 001-00106**

Dear Mr. Castle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ending March 31, 2009

Management's Discussion and Analysis, page 13

Results of Operations, page 13

1. We note the Company has undertaken a comprehensive "resizing" of its operations. In this regard, please provide us with the applicable disclosures as prescribed by FASB ASC 420-10-50-1 (paragraph 20 of SFAS No. 146) and SAB Topic 5:P:4 or tell us why these disclosures are not required.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Harold D. Castle
The LGL Group, Inc.
November 24, 2009
Page 3

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief